September 22, 2010



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mr. Christopher Owings, Assistant Director

Re:             Innovative Product Opportunities Inc. (the "Company")
        Amendment No. 3 to Registration Statement on Form S-1
Filed August 20, 2010
                File Number: 333-167667


Dear Mr. Owings:

I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Company's Registration Statement on Form S-1 (File No. 333-167667), together with certain exhibits thereto (collectively, the " Registration Statement ").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 20, 2010.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.



General

Please ensure that you have updated your prospectus to reflect information as of the latest practicable date, as applicable. In this regard, we note several instances where you indicate that the information is as of August 18, 2010; please revise to update. Please also update your Description of Property section.

Response 1

We have updated the prospectus to reflect information as of the latest practicable date as requested.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND FINANCIAL DISCLOSURE OR PLAN OF OPERATION, PAGE 22

MANAGEMENT'S STRATEGIC VISION, PAGE 23

Comment 2

We note your revised disclosure in response to comment 15 in our letter dated August 31, 2010. Please explain the statement you have included indicating that "accenting your knowledge base in trade or industry publications or web sites will be the main focus for attracting new clients." Clarify whether you plan to advertise your services via these avenues or how you intend to market your services. Please quantify the costs in doing so. We note your indication at the bottom of page 22 that "resources offered by public offerings will determine [y]our ultimate direction, "however, you have not indicated what amount will be necessary for you to attract clients and, therefore, generate revenues. Also, this disclosure seems to contradict your disclosure on page 24 where you state that advances from your Chief Executive officer will provide you with the capital necessary to pay expenses such as advertising costs.

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Response 2

We have revised our disclosure to reflect that we intend to advertise our services in free trade listings, free industry publications and free web site listings as our main focus for attracting new clients on page 22


OPERATING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, PAGE 25

Comment 3

We note your disclosure on page 24 indicating that you are "funding your common stock," however, the $2,000 in proceeds from the sale of these shares has already been utilized so it appears that you have no cash to fund your initial operations. If so, please state as much, otherwise readers might be led to believe that you still have resources available to pay for your initial operations.

Response 3

We have revised the disclosure on page 24 to indicate we have no cash and to clarify that our Chief Executive officer has committed to advancing an additional $25,000 for required operating costs in order to start implementing our business plan


If you have further questions or comments, please feel free to contact us or our counsel. We are happy to cooperate in any way we can.


                                        Regards,

                                        /s/ Doug Clark, CEO



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